UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sotera Health Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83601L 102

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83601L 102	Page 2 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WP XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,038,253 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,822,952
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,038,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.3% (2)
12	TYPE OF REPORTING PERSON PN
(1)	As more fully described in Item 4 of this Amendment No. 2 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), of which 49,215,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the U.S. Securities and Exchange Commission (“Commission”) September 9, 2024. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
(2)	Calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

CUSIP No. 83601L 102	Page 3 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Private Equity XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,038,253 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,822,952

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,038,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.4% (2)
12	TYPE OF REPORTING PERSON PN

(1)	As more fully described in Item 4 of this Amendment No. 2 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), of which 49,215,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission September 9, 2024. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
(2)	Calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

CUSIP No. 83601L 102	Page 4 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus XI Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,038,253 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,822,952

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,038,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.4% (2)
12	TYPE OF REPORTING PERSON PN

(1)	As more fully described in Item 4 of this Amendment No. 2 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), of which 49,215,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission on September 9, 2024. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
(2)	Calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

CUSIP No. 83601L 102	Page 5 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Private Equity XI-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,038,253 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,822,952

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,038,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.4% (2)
12	TYPE OF REPORTING PERSON PN

(1)	As more fully described in Item 4 of this Amendment No. 2 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), of which 49,215,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission September 9, 2024. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
(2)	Calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

CUSIP No. 83601L 102	Page 6 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Private Equity XI-C, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,038,253 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,822,952

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,038,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.4% (2)
12	TYPE OF REPORTING PERSON PN

(1)	As more fully described in Item 4 of this Amendment No. 2 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), of which 49,215,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission September 9, 2024. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
(2)	Calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

CUSIP No. 83601L 102	Page 7 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Bull Co-Invest, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,038,253 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,822,952

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,038,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.4% (2)
12	TYPE OF REPORTING PERSON PN

(1)	As more fully described in Item 4 of this Amendment No. 2 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), of which 49,215,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission September 9, 2024. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
(2)	Calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

CUSIP No. 83601L 102	Page 8 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Private XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,038,253 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,822,952

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,038,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.4% (2)
12	TYPE OF REPORTING PERSON PN

(1)	As more fully described in Item 4 of this Amendment No. 2 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), of which 49,215,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission September 9, 2024. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
(2)	Calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

CUSIP No. 83601L 102	Page 9 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WP Global LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,038,253 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,822,952

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,038,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)	As more fully described in Item 4 of this Amendment No. 2 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), of which 49,215,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission September 9, 2024. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
(2)	Calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

CUSIP No. 83601L 102	Page 10 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,038,253 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,822,952

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,038,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.4% (2)
12	TYPE OF REPORTING PERSON PN

(1)	As more fully described in Item 4 of this Amendment No. 2 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), of which 49,215,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission September 9, 2024. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

CUSIP No. 83601L 102	Page 11 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,038,253 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,822,952

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,038,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)	As more fully described in Item 4 of this Amendment No. 2 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), of which 49,215,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission September 9, 2024. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

CUSIP No. 83601L 102	Page 12 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,038,253 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,822,952

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,038,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.4% (2)
12	TYPE OF REPORTING PERSON PN

(1)	As more fully described in Item 4 of this Amendment No. 2 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), of which 49,215,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission September 9, 2024. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
(2)	Calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

CUSIP No. 83601L 102	Page 13 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus (Cayman) XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,038,253 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,822,952

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,038,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.4% (2)
12	TYPE OF REPORTING PERSON PN

(1)	As more fully described in Item 4 of this Amendment No. 2 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), of which 49,215,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission September 9, 2024. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

CUSIP No. 83601L 102	Page 14 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus XI-C, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,038,253 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,822,952

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,038,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)	As more fully described in Item 4 of this Amendment No. 2 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), of which 49,215,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission September 9, 2024. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
(2)	Calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

CUSIP No. 83601L 102	Page 15 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus Partners II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,038,253 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,822,952

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,038,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.4% (2)
12	TYPE OF REPORTING PERSON PN

(1)	As more fully described in Item 4 of this Amendment No. 2 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), of which 49,215,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission September 9, 2024. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

CUSIP No. 83601L 102	Page 16 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus (Bermuda) Private Equity GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,038,253 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,822,952

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,038,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.4% (2)
12	TYPE OF REPORTING PERSON PN

(1)	As more fully described in Item 4 of this Amendment No. 2 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), of which 49,215,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission September 9, 2024. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

CUSIP No. 83601L 102	Page 17 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warburg Pincus LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,038,253 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,822,952

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,038,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)	As more fully described in Item 4 of this Amendment No. 2 to Schedule 13G, the WP Investors are party to a Stockholders Agreement with the GTCR Investors and certain other holders of Common Stock of the Issuer. The WP Investors, together with the GTCR Investors, hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), of which 49,215,301 shares of Common Stock are publicly reported as being owned by the GTCR Investors in such entities’ Form 4, filed with the Commission September 9, 2024. Although the WP Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the GTCR Investors as a result of the Stockholders Agreement, each WP Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such WP Reporting Person. The percentages herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

CUSIP No. 83601L 102	Page 18 of 25

Item 1(a).	Name of Issuer:

The name of the issuer is Sotera Health Company, a Delaware corporation (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

The principal executive offices of the Issuer are located at 9100 South Hills Blvd, Suite 300 Broadview Heights, OH 44147.

Item 2(a).	Names of Persons Filing:

This Amendment No. 2 to Schedule 13G is being filed jointly by Warburg Pincus XI, L.P., a Delaware limited partnership ("WP XI GP"), is the general partner of each of (i) Warburg Pincus Private Equity XI, L.P. ("WP XI"), (ii) Warburg Pincus Private Equity XI-B, L.P. ("WP XI-B"), (iii) WP XI Partners, L.P. ("WP XI Partners") and (iv) Warburg Pincus XI Partners, L.P. ("Warburg Pincus XI Partners"). WP Global LLC ("WP Global"), is the general partner of WP XI GP. Warburg Pincus Partners II, L.P. ("WPP II"), is the managing member of WP Global. Warburg Pincus Partners GP LLC ("WPP GP LLC"), is the general partner of WPP II. Warburg Pincus & Co. ("WP"), is the managing member of WPP GP LLC. Warburg Pincus (Cayman) XI, L.P. ("WP XI Cayman GP"), is the general partner of Warburg Pincus Private Equity XI-C, L.P. ("WP XI-C" and, together with WP XI, WP XI-B, WP XI Partners and Warburg Pincus XI Partners, the "WP XI Funds"). The WP XI Funds, Bull Co-Invest, Bull Holdco, WP Global, WPP II, WPP GP LLC, WP XI Cayman GP, WP XI-C LLC, WPP II Cayman, WP Bermuda GP, WP Bull Manager, WP LLC and WP are collectively referred to herein as the "Warburg Pincus Entities."

Warburg Pincus XI-C, LLC ("WP XI-C LLC"), is the general partner of WP XI Cayman GP. Warburg Pincus Partners II (Cayman), L.P. ("WPP II Cayman"), is the managing member of WP XI-C LLC. Warburg Pincus (Bermuda) Private Equity GP Ltd. ("WP Bermuda GP"), is the general partner of WPP II Cayman. WP Bull Manager LLC ("WP Bull Manager"), is the general partner of Bull Co-Invest. WP is managing member of WP Bull Manager. Warburg Pincus LLC, a New York limited liability company ("WP LLC"), is the manager of the WP XI Funds. The WP XI Funds share limited partnership ownership in Bull Holdco on a pro rata basis in accordance with their respective numbers of Contributed Shares. The WP XI Funds, Bull Co-Invest, WP XI-C, WP XI LP, WP Global, WPP II, WPP GP LLC, WP Cayman, Warburg Pincus XI-C, WPP II Cayman, Warburg Pincus (Bermuda), WP Bull Manager, WP LLC and WP are collectively referred to herein as the “Warburg Pincus Reporting Persons or WP Investors.”

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.

Item 2(c).	Citizenship:

See Item 2(a).

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

83601L 102

CUSIP No. 83601L 102	Page 19 of 25

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

☒	Not applicable

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

On November 19, 2020, (i) the Issuer, (ii) Warburg Pincus Private Equity XI, L.P., Warburg Pincus Private Equity XI_B, L.P., Warburg Pincus Private Equity XI-C, L.P., WP XI Partners, L.P. and Bull Co-Invest (collectively, the “Warburg Pincus Sponsors”), (iii) GTCR Fund XI/A LP, GTCR Fund XI/C LP, and GTCR Co-Invest XI LP. (collectively, the “GTCR Funds”) and (iv) certain other holders of Common Stock of the issuer ( the “Other Investors”), entered into a Stockholders Agreement (the “Stockholders Agreement”). The Stockholders Agreement sets forth certain governance arrangements with respect to the Issuer, transfer restrictions on Other Investors and indemnification matters. Pursuant to the Stockholders Agreement, each of the Warburg Pincus Sponsors and the GTCR Funds has agreed to vote the shares of Common Stock of the Issuer that each holds of record in a certain manner on matters related to the election of certain directors appointed by the Warburg Pincus Sponsors and the GTCR Sponsors. The Warburg Pincus Sponsors and the GTCR Sponsors hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), including 49,215,301 shares of Common Stock of the Issuer that are publicly reported as being owned by the GTCR Sponsors and 73,822,952 shares of Common Stock of the Issuer that are publicly reported as being owned by the Warburg Pincus Reporting Persons. The Warburg Pincus Reporting Persons are not entitled to any rights as a shareholder of the Issuer with respect to the shares of Common Stock of the Issuer beneficially owned by the Other Investors or the GTCR Sponsors except as expressly set forth in the Stockholders Agreement and the Warburg Pincus Reporting Persons do not have dispositive power over the Common Stock owned by the GTCR Sponsors. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The number of shares of Common Stock of the Issuer owned by each Warburg Pincus Reporting Person as set forth in Rows 5 – 11 of their respective cover pages to this Schedule 13G does not reflect the aggregate shares of Common Stock of the Issuer owned by the Other Investors.

CUSIP No. 83601L 102	Page 20 of 25

The aggregate total of 49,215,301 shares of Common Stock of the Issuer indicated in this Amendment No. 2 to Schedule 13G as being beneficially owned by the GTCR Sponsors is derived from the GTCR Sponsors’ Form 4, filed with the Commission on September 9, 2024, and is not purported to be an accurate representation of the GTCR Sponsors’ beneficial ownership as of the date of this Amendment No. 2 to Schedule 13G. The GTCR Sponsors are responsible for reporting their beneficial ownership of shares of Common Stock of the Issuer on their own behalf, and the Warburg Pincus Reporting Persons disclaim responsibility for reporting the shares of Common Stock of the Issuer beneficially owned by the GTCR Sponsors.

The percentages used herein are calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

(1) The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of the Exchange Act. The joint filing agreement among the Warburg Pincus Reporting Persons to file this Amendment No. 2 to Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is incorporated by reference as Exhibit 99.1.

(2) Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the issuer owned of record by such Warburg Pincus Reporting Person.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 83601L 102	Page 21 of 25

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

WARBURG PINCUS PRIVATE EQUITY XI, L.P.

By: Warburg Pincus XI, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Partner

WARBURG PINCUS XI PARTNERS, L.P.

By: Warburg Pincus XI, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Partner

WARBURG PINCUS PRIVATE EQUITY XI-B, L.P.

By: Warburg Pincus XI, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Partner

CUSIP No. 83601L 102	Page 22 of 25

WP XI Partners, L.P.

By: Warburg Pincus XI, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Partner

WARBURG PINCUS PRIVATE EQUITY XI-C, L.P.

By: Warburg Pincus (Cayman) XI, L.P., its general partner

By: Warburg Pincus XI-C, LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

BULL CO-INVEST L.P.

By: WP Bull Manager LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Partner

WARBURG PINCUS XI, L.P.

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Partner

CUSIP No. 83601L 102	Page 23 of 25

WP GLOBAL LLC

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Partner

WARBURG PINCUS PARTNERS II, L.P.

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Partner

WARBURG PINCUS PARTNERS GP LLC

By: Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Partner

WARBURG PINCUS (CAYMAN) XI, L.P.

By: Warburg Pincus XI-C, LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

CUSIP No. 83601L 102	Page 24 of 25

WARBURG PINCUS XI-C, LLC

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS PARTNERS II (CAYMAN), L.P.

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS (BERMUDA) PRIVATE EQUITY GP LTD.

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS LLC

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Managing Director

CUSIP No. 83601L 102	Page 25 of 25

EXHIBIT LIST

Exhibit 99.1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

* Incorporated herein by reference to the Agreement of Joint Filing by Warburg Pincus Private Equity XI, L.P., Warburg Pincus XI Partners, L.P., Warburg Pincus Private Equity XI-B, L.P., WP XI Partners, L.P., Warburg Pincus Private Equity XI-C, L.P., Bull Co-Invest L.P., Warburg Pincus XI, L.P., WP Global LLC, Warburg Pincus Partners II, L.P., Warburg Pincus Partners GP LLC, Warburg Pincus & Co., Warburg Pincus (Cayman) XI, L.P., Warburg Pincus XI-C, LLC, Warburg Pincus Partners II (Cayman), L.P., Warburg Pincus (Bermuda) Private Equity GP LTD., and Warburg Pincus LLC (“Warburg Pincus Funds”) dated as of February 14, 2022, which was previously filed with the Commission as Exhibit 99.1 to Amendment No. 1 to Schedule 13G filed by the Warburg Pincus Funds on February 14, 2022 with respect to the shares of common stock of Sotera Health Co.